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S 04018066 COMMISSION
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MAR 01 2004

Arf
3-30-2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2428

cm 3/25

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Fifth Third Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati	Ohio	45263
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Holli Alexander — 513-534-4835
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

250 East Fifth Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Arf
3-30-2004

OATH OR AFFIRMATION

We, Jordan Miller and Holli Alexander, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fifth Third Securities, Inc. for the year ended December 31, 2003, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Financial & Operations Principal

Subscribed and sworn to before me
this 24 day of February 2004

Notary Public

TAMARA A. HORNSBY
Notary Public, State of Ohio
My Commission Expires May 19, 2004

This report contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Shareholder's Equity
(x) (f) Statement of Liabilities Subordinated to Claims of General Creditors
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(x) (i) Computation Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation [not applicable]
(x) (l) An Oath or Affirmation
( ) (m) Copy of the SIPC Supplemental Report [not required]
(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

Fifth Third Securities, Inc.

(A Wholly-Owned Subsidiary of Fifth Third Bank)

Statement of Financial Condition as of December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

SEC File Number 8-000628

Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East Fifth St.
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Fifth Third Securities, Inc.:

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Corporation"), a wholly-owned subsidiary of Fifth Third Bank, as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fifth Third Securities, Inc. at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2004

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
CASH	$ 6,562,472
CASH SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS	15,124,374
RECEIVABLE FROM CLEARING BROKER	22,770,344
RECEIVABLE FROM FIFTH THIRD BANCORP	1,390,038
OTHER RECEIVABLES	877,140
SECURITIES OWNED, at market value	54,274,930
PROPERTY AND EQUIPMENT, net of $1,767,050 accumulated depreciation	1,616,582
GOODWILL	36,913,887
DEFERRED INCOME TAXES	215,551
OTHER ASSETS	1,372,465
TOTAL ASSETS	$ 141,117,783
LIABILITIES AND SHAREHOLDER'S EQUITY	
ACCOUNTS PAYABLE	$ 770,498
OTHER LIABILITIES	9,710,318
PAYABLE TO PARENT COMPANY	30,618,674
FEDERAL INCOME TAX PAYABLE TO FIFTH THIRD BANCORP	2,535,322
SECURITIES SOLD, NOT YET PURCHASED	1,666,825
SUBORDINATED LIABILITIES	1,354,999
Total liabilities	46,656,636
SHAREHOLDER'S EQUITY:	
Capital stock—$100 par value, authorized 17,375 shares, issued and outstanding 7,619 shares	761,900
Additional paid-in capital	81,604,587
Retained earnings	12,094,660
Total shareholder's equity	94,461,147
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 141,117,783

See notes to statement of financial condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fifth Third Securities, Inc. (the "Corporation"), a registered broker-dealer, is a wholly-owned subsidiary of Fifth Third Bank ("Parent Company"). The Parent Company is, in turn, a subsidiary of a wholly-owned subsidiary of Fifth Third Bancorp ("Bancorp"). In its capacity as a broker-dealer, the Corporation executes principal transactions, agency transactions and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located in the New York area and throughout the midwestern United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the midwestern United States.

Cash segregated for the exclusive benefit of customers represents cash deposited in a special reserve bank account for the benefit of customers as required by Rule 15c3-3(e) under the Securities Exchange Act of 1934.

Marketable securities owned and securities sold, not yet purchased are recorded at quoted market value, with related changes reflected in results of operations for the period. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2003, these securities primarily consisted of certificates of each deposit and had an estimated fair value of $0.6 million. Total securities at December 31, 2003 consist of the following:

	Owned	Sold, not yet Purchased
Marketable Securities:		
State and municipal obligations	$ 9,406,184	$ 143,197
US Government obligations	4,582,033	1,425,078
Corporate obligations	4,382,116	
Stocks and warrants		98,550
Money Market instruments	35,331,237	
Non-marketable investments	573,360	
Total marketable and non-marketable securities	$54,274,930	$1,666,825

Security transactions and related revenues and expenses are recorded in the accounts on a trade date basis.

Investment banking revenue is recorded on the offering date or, in the case of underwriting fees, at the time the underwriting is completed and the income is reasonably determinable. Trading gains and losses are recorded using the first-in, first-out method.

Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." This Statement discontinued

the practice of amortizing goodwill and indefinite lived intangible assets and initiated an annual review for impairment. Impairment is to be examined more frequently if certain indicators are encountered. The Corporation has completed its most recent annual goodwill impairment test required by this Standard as of September 30, 2003 and has determined that no impairment exists.

In November 2002, the FASB issued Interpretation No. 45, ("FIN45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Interpretation expands on the accounting guidance of SFAS No. 5, "Accounting for Contingencies," SFAS No. 57, "Related Party Disclosures," and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." It also incorporates without change the provisions of FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is superseded. The initial recognition and measurement provisions of this Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation were effective for periods ending after December 15, 2002. The Corporation guarantees the collection of all margin account balances held by its brokerage clearing agent for the benefit of its customers. The Corporation is responsible for payment to its brokerage clearing agent for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the brokerage clearing agent as of December 31, 2003 was $51 million. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given certain margin account relationships were in place prior to January 1, 2003 and the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Corporation clears all of its transactions through a clearing broker on a fully disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

3. FEDERAL INCOME TAX

The Corporation's taxable income is included in the consolidated federal income tax return of the Bancorp. The Bancorp's consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets at December 31, 2003 relate primarily to accrued pension costs, deferred compensation and other liabilities which are not deductible in determining taxable income. No significant deferred tax liabilities exist at December 31, 2003. No valuation allowance has been established at December 31, 2003 as management believes all deferred tax assets are fully realizable.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2003:

Furniture and equipment	$ 1,460,682
Premises	871,540
Software	304,277
Leasehold improvements	242,489
Construction in progress	504,644
Total	3,383,632
Less accumulated depreciation	1,767,050
Property and equipment—net	$ 1,616,582

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the receivable from clearing broker and the payable to parent company approximate their carrying amounts because of the short maturities of the instruments.

6. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Corporation is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. At December 31, 2003, the Corporation's net capital of $72,398,072 exceeded its required net capital of $250,000 by $72,148,072.

7. RELATED PARTY TRANSACTIONS

The Receivable from Fifth Third Bancorp of $1,390,038 relates to employee costs paid by the Corporation on behalf of other Fifth Third Bancorp subsidiaries.

Included within Securities Owned is a money market investment the Company has with Fifth Third Bancorp totaling 35,331,237. Also, all cash recorded on the Statement of Position as of December 31, 2003 is on deposit with Fifth Third Bancorp.

The Corporation maintains a revolving credit facility with the Parent Company. Borrowings under the credit facility are used for investment and operating purposes. At December 31, 2003, the Corporation paid interest on outstanding borrowings totaling $30,000,000 at an interest rate of 175 basis points in excess of LIBOR. This revolving credit facility has been approved by the National Association of Securities Dealers as capital for purposes of the computation of net capital pursuant to rule 15c3-1.

On May 1, 2003, the Corporation entered into an Amended and Restated Pledge Agreement ("Pledge Agreement") with the Parent Company. Under the Pledge Agreement, the Parent Company has agreed to extend credit to the Corporation in the principal amount of $75,000,000. Interest, at a rate of 75 basis

points in excess of LIBOR, is payable monthly. The note is due May 1, 2004. There were no outstanding borrowings at December 31, 2003.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The obligations classified as subordinated liabilities represent amounts due under agreements with certain executives providing for payments of deferred compensation benefits.

9. COMMITMENTS AND CONTINGENCIES

The Corporation leases various offices under operating agreements requiring minimum annual rentals as follows:

2004	$ 12,300

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2003 will not materially impact the Corporation's financial statement.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2003, the Corporation had no open transactions.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East Fifth St.
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

February 26, 2004

Fifth Third Securities, Inc.:

In planning and performing our audit of the financial statements of Fifth Third Securities, Inc. (the "Corporation"), a wholly-owned subsidiary of Fifth Third Bank, for the year ended December 31, 2003, (on which we issued our report dated February 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulations, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP